FORM 11-K

     For Annual Reports of Employee Stock Purchase, Savings
       and Similar Plans Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

        (X) Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934
           For the fiscal year ended December 31, 1995

                                or

     (  )  Transition Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934
       For the Transition Period from ________ to ________
                 Commission File Number 33-64851

              FIRST INDIANA CORPORATION 401(k) PLAN
                     (Full Title of the Plan)

   FIRST INDIANA CORPORATION (Commission File Number 0-14354)
  (Name of Issuer of the Securities Held Pursuant to the Plan)



135 North Pennsylvania Street, Indianapolis, IN                 46204
(Address of principal executive office)                      (Zip Code)



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The following plan financial statements, schedules and reports have been prepared in accordance with the financial reporting requirements of ERISA, and have been filed in paper format under cover of form SE.


Report of Independent Accountants

Audited Statement of Financial Condition from Plan Inception to December 31, 1995

Audited Statement of Income and Changes in Plan Equity from
     Plan Inception to December 31, 1995

Notes to Financial Statements (including Schedules I, II and III required by Rule 6A-05 of Regulation S-X)

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Exhibit Index

 Exhibit                                                 Page(s) (by
 Number                                          Sequential Numbering System)


   23          Consent of KPMG Peat Marwick LLP              44

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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              First Indiana Corporation 401(k) Plan
                                      (Name of Plan)

Date: June 28, 1996           /s/Kenneth L. Turchi
                              Kenneth L. Turchi
                              (First Indiana Corporation, Plan Administrator)

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